Exhibit 1.3

Amendment to the Amended and Restated Memorandum and Articles of Association

adopted by the shareholders of Ctrip.com International, Ltd. on October 26, 2012

THAT the Company’s currently effective amended and restated memorandum and articles of association be amended as follows:

(a)           by deleting the following sentence from Article 80:

“One (1) Director shall be appointed by Rakuten, Inc. (“Rakuten”) so long as Rakuten owns at least 3,322,500 ordinary shares of the Company.”